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Exhibit 12(a)

                          XEROX CREDIT CORPORATION
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                (In Millions)

                                            Year Ended December 31,
                                 1995      1994      1993      1992      1991

Income before income taxes      $ 119     $ 147     $ 154     $ 158     $ 164

Fixed charges:
  Interest expense
    Xerox debt                      6         5         4         2         -
    Other debt                    213       197       205       210       200
      Total fixed charges         219       202       209       212       200
Earnings available for
  fixed charges                 $ 338     $ 349     $ 363     $ 370     $ 364

Ratio of earnings to
  fixed charges (1)              1.54      1.73      1.74      1.75      1.82



(1) The ratio of earnings to fixed charges has been computed based on the Company's continuing operations by dividing total earnings available for fixed charges by total fixed charges. Debt has been assigned to discontinued operations based on the net assets of discontinued operations and the debt to equity ratios that existed at the time the assets were acquired. For 1995, the amount of interest expense that would have been allocated to discontinued operations is insignificant and therefore is now being reported within continuing operations. The discontinued operations consist of the Company's real estate development and related financing operations and its third-party financing and leasing businesses.



























(29)